Fellow employees of Hardinge:

Today Indústrias Romi S.A. (Romi) extended its offer to acquire all of Hardinge’s outstanding shares for $10.00 per share in cash until 5:00 p.m., New York City time, on July 14, 2010.

While it is unfortunate that Romi has decided to continue to pursue its hostile takeover attempt for Hardinge despite a tender result that remains well below the 66.6% minimum condition that Romi has said it needs for a second consecutive time, our Board remains unanimous in its determination that Romi’s “best and final” offer is highly inadequate, opportunistic and not in the best interests of the company and its shareholders, and we will not transfer value to Romi that rightfully belongs to Hardinge and its shareholders.  Furthermore, we believe that tendering into a highly conditional tender offer that has no prospect of closing is not meaningful and does not indicate that even the minority of shareholders who tendered actually support a transaction at $10.00.

We remain confident that Hardinge is well-positioned to participate in the upswing as the global economy continues to improve.  The industrial sector and the machine tool industry are beginning to see signs of the recovery, as evidenced by our own strong order rates and improved outlook, which further reinforce our view of Hardinge's bright prospects based on the strength of our business and our industry leading reputation in the global marketplace.  We have made great progress over the past year and a half and we will continue to make meaningful improvements to the business to drive sustainable growth and shareholder value.

As we have said, it has been and will continue to be business-as-usual at Hardinge.  It is important that we remain focused on achieving our goals for generating long-term value for shareholders, and continuing to provide our customers high precision, long lasting and reliable machine tools and accessories.  I appreciate your continued hard work and dedication, and thank you for commitment to running our business.

In the event you receive any inquiries beyond the information which is provided, or if you are contacted by media or investors, please direct those inquiries to me or Ed Gaio.  I will continue to update you as appropriate if and when there are material developments.

Best regards,

Richard L. Simons

President/CEO